Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

July 21, 2014

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on June 25, 2014 relating to the Fund’s Post-Effective Amendment (“PEA”) No. 145 on Form N-1A, filed with the SEC on May 15, 2014 (the “Filing”). The Filing was made for the purpose of revising the strategies of several Series of the Fund to include the use of certain options and futures.

1.	Comment: Material information is missing from the Filing. Please confirm that all material information will be included in the prospectuses and statement of additional information (“SAI”) to be filed with the Commission.

Response: All material information is included in PEA No. 148, filed on July 21, 2014.

2.	Comment: In the future, PEA filings should be marked to indicate the changes effected in the registration statement by the amendment, pursuant to Rule 472 under the Securities Act of 1933, as amended.

Response: Accepted.

3.	Comment: Because the Pro-Blend Series may invest in derivatives, please clearly state in the “Principal Investment Strategies” sections of the Pro-Blend Series’ prospectuses that the Series may invest in derivative instruments.

Response: Accepted. We have added disclosure responsive to this request to each of the “Principal Investment Strategies” sections of the Pro-Blend Series’ prospectuses.

4.	Comment: Please reconcile the disclosure in the “Principal Investment Strategies” sections of the Pro-Blend Series’ prospectuses regarding investments in derivatives with the statement in the sub-sections titled “The Advisor’s Investment Strategies” in the sections titled “More Information about the Series’ Investment Strategies and Risks” in the Pro-Blend Series’ prospectuses that the Series did not invest in derivative instruments as of June 30, 2014.

Response: The purpose of the Filing was to add investments in several types of derivative instruments to the principal investment strategies of the Series. The Series expect to implement the new strategies following the effective date of the Filing in July.

5.	Comment: Consider limiting the “Portfolio Managers” disclosure to the five persons with the most significant responsibility for the day-to-day management of each Series’ portfolio.

Response: A team of investment professionals and analysts employed by the Series’ investment advisor makes all of each Series’ investment decisions. No one specific member (or any particular group of members) of the portfolio management team is primarily responsible for a Series’ portfolio, nor are there five portfolio managers on the team with the most significant responsibility for the day-to-day management of a Series’ portfolio. In response to prior SEC staff comments with respect to this disclosure, we added language to the prospectuses and SAI intended to explain the structure of the Series’ portfolio management team.

6.	Comment: Please confirm that the Series’ derivatives disclosure is consistent with the SEC’s July 2010 letter to the Investment Company Institute (the “ICI Letter”).[1]

Response: The ICI Letter advises funds to reexamine their disclosures about derivatives in their registration statements and focus on the kinds of derivatives the fund actually uses or intends to use as part of its principal investment strategies, the reasons for using them, and the principal risks associated with such derivatives usage.

The Series believe that their derivatives disclosure is consistent with the ICI Letter.

7.	Comment: In the sub-sections titled “The Advisor’s Investment Strategies” in the sections titled “More Information About the Series’ Investment Strategies and Risks” in the Pro-Blend Series’ prospectuses, there is disclosure at the end of the first paragraph about the meaning of the word “Term” in the Series’ names. Please move this disclosure to each Series’ “Principal Investment Strategies” section, given the importance to investors.

Response: Accepted. This disclosure has been moved to each Series’ “Principal Investment Strategies” section.

8.	Comment: The Pro-Blend Series’ prospectuses state that each Series may invest in US and foreign stocks, bonds, derivatives, and cash. Please disclose any minimum or maximum allocations to the asset classes.

Response: The Series have not established any minimum or maximum allocations to the asset classes.

[1]	Letter from Barry D. Miller, Assoc. Dir., Office of Legal and Disclosure, Division of Investment Management, U.S. Securities and Exchange Commission, to Karrie McMillan, Esq., Gen. Counsel, Investment Company Institute (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

9.	Comment: The Item 9 risk disclosures for the most part are more robust than the Item 4 risk disclosures, but the same disclosure for “Quantitative strategy risk” is provided in response to both Items. Please revise the prospectuses such that the Item 4 risk disclosure is a summary of the Item 9 risk disclosure.

Response: Accepted. We have enhanced the Item 9 “Quantitative strategy risk” disclosure in response to this comment.

10.	Comment: If the contractual expense limitations for the Pro-Blend Series will remain in effect only until 2/28/15, and thus will not extend one year from the effective date of the prospectuses, the contractual expense limitations should not be reflected in the Series’ “Fees and Expenses” tables.

Response: The Pro-Blend Series’ “Fees and Expenses” tables do not reflect the contractual expense limitations.

11.	Comment: Please disclose the actual management fees, as percentages of average daily net assets, that the Pro-Blend Series have paid during the current fiscal year if they differ from the actual management fees paid for the fiscal year ended 10/31/13.

Response: The actual management fees, as percentages of average daily net assets, that the Pro-Blend Series have paid during the current fiscal year are the same as the actual management fees paid for the fiscal year ended 10/31/13.

12.	Comment: Please include the “Financial Highlights” information in the prospectuses to be filed with the Commission.

Response: The “Financial Highlights” information, as updated through April 30, 2014, is included in PEA No 148, filed on July 21, 2014.

13.	Comment: There appear to be a number of pages that are cut off in the Filing. In the future, please ensure that all pages are complete.

Response: The Filing, as displayed on EDGAR, does not appear to have pages that are cut off.

14.	Comment: For the Target Series with contractual expense limitations in effect through 2/28/20, please confirm that the “Example” numbers do not take into account the contractual expense limitations beyond 2/28/20.

Response: Confirmed.

15.	Comment: Please confirm whether the Pro-Blend Series intend to invest in derivatives following the effective date of the Filing.

Response: The Pro-Blend Series intend to invest in derivatives in accordance with the prospectus disclosures following the effective date of the Filing.

16.	Comment: Please clarify what “to moderate volatility” means with respect to the investment goals of each Target Series, other than the Target Income Series.

Response: Moderate is used as a verb, as opposed to an adjective, in these instances to express the Series’ goal of mitigating volatility.

17.	Comment: In the SAI, please include how many times the Governance and Nominating Committee met during the last fiscal year pursuant to Item 17(b)(2) of Form N-1A.

Response: This information was included in the Filing; however, we have revised the SAI to make the disclosure more prominent.

18.	Comment: In Part C, Item 30, in the disclosure regarding the Directors & Officers/Errors & Omissions insurance policy, please insert “issued by” before the names of the insurance carriers, if accurate.

Response: This language has been added.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Fund’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Fund will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg
Jodi L. Hedberg Corporate Secretary

cc:	Ashley Vroman-Lee, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, LLC